NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on October 31, 2025, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on October 17, 2025 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The reorganization (via merger) between Flagstar Financial, Inc. and its wholly-owned bank subsidiary, Flagstar Bank, N.A. became effective on October 17, 2025. Pursuant to an Amended and Restated Agreement and Plan of Merger, Flagstar Financial, Inc. (FLG old) will convert into an interim federal savings association and then immediately be merged with and into Flagstar Bank, N.A. (FLG new), with Flagstar Financial, Inc.'s separate corporate existence ceasing and Flagstar Bank, N.A. continuing as the surviving entity. This Form 25 is being filed solely in connection with the discontinuation of trading on NYSE of Flagstar Financial, Inc. (FLG old) and does not affect the continued listing on NYSE of the Flagstar Brank, National Association (FLG new). The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on October 20, 2025.